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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION STATEMENT TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1 (b) (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2 (b)

(Amendment No.     )*

    Cal-Maine Foods, Inc.

(Name of issuer)

    Common Stock

(Title of class of securities)

    128030202

(CUSIP number)

    December 31, 2009

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 128030202		13G	Page 2 of 11 Pages
1	Name of reporting person ALLIANZ GLOBAL INVESTORS MANAGEMENT PARTNERS LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 1,485,800
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 6.9%
12	Type of reporting person IA, OO

CUSIP No. 128030202		13G	Page 3 of 11 Pages
1	Name of reporting person NICHOLAS-APPLEGATE CAPITAL MANAGEMENT LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 1,485,800
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 6.9%
12	Type of reporting person IA, OO

CUSIP No. 128030202		13G	Page 4 of 11 Pages
1	Name of reporting person OPPENHEIMER CAPITAL LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 1,485,800
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 6.9%
12	Type of reporting person IA, OO

CUSIP No. 128030202		13G	Page 5 of 11 Pages
1	Name of reporting person NFJ INVESTMENT GROUP LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 1,485,800
	6	Shared voting power 0
	7	Sole dispositive power 1,485,800
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 1,485,800
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 6.9%
12	Type of reporting person IA, OO

CUSIP No. 128030202	13G	Page 6 of 11 Pages

Item 1	(a)	Name of Issuer:

Cal-Maine Foods, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

3320 Woodrow Wilson Avenue
Jackson, MS 39207

Item 2	(a)	Name of Person Filing:

Allianz Global Investors Management Partners LLC (“AGIMP”)
Nicholas-Applegate Capital Management LLC (“NACM”)
Oppenheimer Capital LLC (“OpCap”)
NFJ Investment Group LLC (“NFJ”)

	(b)	Address of Principal Business Office:

AGIMP: 680 Newport Center Drive, Suite 250, Newport Beach, CA 92660
NACM: 600 West Broadway, Suite 2900, San Diego, CA 92101
OpCap: 1345 Avenue of the Americas, New York, NY 10105
NFJ: 2100 Ross Avenue, Suite 700, Dallas, TX 75201

	(c)	Citizenship:

All of the filers are organized in Delaware

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

128030202

CUSIP No. 128030202	13G	Page 7 of 11 Pages

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”);

	(e)	☒	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☒	Parent holding company or control person, in accordance with 13d-1(b)(ii)(G);

	(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J); or

	(k)	☐	Group, in accordance with Rule13d-1(b)(1)(ii)(K);

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution .

Item 4	Ownership.

	(a)	Amount beneficially owned:

1,485,800

	(b)	Percent of Class:

6.9%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

NACM: 0 OpCap: 0 NFJ: 1,485,800

(ii) Shared power to vote:

0

(iii) Sole power to dispose or direct the disposition of:

NACM: 0 OpCap: 0 NFJ: 1,485,800

(iv) Shared power to dispose or direct the disposition of:

0

CUSIP No. 128030202	13G	Page 8 of 11 Pages

Each of NACM, OpCap and NFJ is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended. NACM, OpCap and NFJ are wholly-owned subsidiaries of AGIMP, which is included on this Schedule 13G as the parent holding company of those subsidiaries, but which has no voting or dispositive power over the securities covered by this Schedule 13G. These four entities have certain officers in common. AGIMP is a wholly owned subsidiary of Allianz Global Investors of America, L.P. (“AGI LP”).

The securities reported herein are held by investment advisory clients or discretionary accounts of which NACM, OpCap or NFJ is the investment adviser. Investment advisory contracts grant to each of NACM, OpCap or NFJ voting and/or investment power over the securities held by each of their respective clients or in accounts that each of them manages. As a result, each may be deemed to be the beneficial owner of the securities owned by such clients or accounts within the meaning of rule 13d-3 under the Act.

In conformity with the guidelines articulated by the SEC staff in Release No. 34 39538 (January 12, 1998) relating to organizations where related entities exercise voting and investment powers over the securities being reported independently from each other, this filing does not reflect securities beneficially owned by affiliates of AGI LP other than the filers. The voting and investment powers held by the filers are exercised independently from other affiliates of AGI LP. Furthermore, internal policies and procedures of the filers establish informational barriers that prevent the flow between them and the rest of AGI LP’s affiliates of information that relates to the voting and investment powers over the securities held in the accounts that NACM, OpCap and NFJ manage. Consequently, the filers report the securities over which they hold investment and voting power separately for purposes of Section 13 of the Act.

The filers believe that none of them, AGI LP or any of AGI LP’s other affiliates constitute a “group” within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the securities reported herein held by any of them or by any persons or entities for whom or for which NACM, OpCap, NFJ or such other affiliates provide investment management services. Each of the filers also disclaims beneficial ownership of these securities except to the extent of that filer’s pecuniary interest therein.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

• Name of Fund: Allianz NFJ Small Cap Value Fund • Number of Shares: 1,123,200 shares • Percentage of Ownership: 5.3%

In addition, each client of NACM, OpCap and NFJ has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities reported herein.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Exhibit B.

CUSIP No. 128030202	13G	Page 9 of 11 Pages

Item 8	Identification and Classification of Members of the Group.

Not Applicable.

Item 9	Notice of Dissolution of Group.

Not Applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit A - Joint Filing Agreement

Exhibit B - Item 7 Identification and Classification of Subsidiaries

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2010

ALLIANZ GLOBAL INVESTORS MANAGEMENT PARTNERS LLC

By:	/s/ Kellie E. Davidson
Kellie E. Davidson, Secretary

NICHOLAS-APPLEGATE CAPITAL MANAGEMENT LLC

By:	/s/ Kellie E. Davidson
Kellie E. Davidson, Assistant Secretary

OPPENHEIMER CAPITAL LLC

By:	/s/ Kellie E. Davidson
Kellie E. Davidson, Assistant Secretary

NFJ INVESTMENT GROUP LLC

By:	/s/ Kellie E. Davidson
Kellie E. Davidson, Assistant Secretary

CUSIP No. 128030202	13G	Page 10 of 11 Pages

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, each of the undersigned hereby constitutes and appoints Allianz Global Investors Management Partners LLC, a Delaware limited liability company, as its true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Date: February 11, 2010

ALLIANZ GLOBAL INVESTORS MANAGEMENT PARTNERS LLC

By:	/s/ Kellie E. Davidson
Kellie E. Davidson, Secretary

NICHOLAS-APPLEGATE CAPITAL MANAGEMENT LLC

By:	/s/ Kellie E. Davidson
Kellie E. Davidson, Assistant Secretary

OPPENHEIMER CAPITAL LLC

By:	/s/ Kellie E. Davidson
Kellie E. Davidson, Assistant Secretary

NFJ INVESTMENT GROUP LLC

By:	/s/ Kellie E. Davidson
Kellie E. Davidson, Assistant Secretary

CUSIP No. 128030202	13G	Page 11 of 11 Pages

EXHIBIT B

Name of Subsidiary	Item 3 Classification
Nicholas-Applegate Capital Management LLC	(e)
Oppenheimer Capital LLC	(e)
NFJ Investment Group LLC	(e)